UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1   Additional Listing 03 November 2008

Exhibit No. 2   Partial Early Repurchase 05 November 2008

Exhibit No. 3   Circular to Shareholders 07 November 2008

Exhibit No. 4   Partial Early Repurchase 12 November 2008

Exhibit No. 5   Partial Early Repurchase 12 November 2008

Exhibit No. 6   FRN Variable Rate Fix 13 November 2008

Exhibit No. 7   FRN Variable Rate Fix 13 November 2008

Exhibit No. 8   FRN Variable Rate Fix 13 November 2008

Exhibit No. 9  FRN Variable Rate Fix 13 November 2008

Exhibit No.10  FRN Variable Rate Fix 13 November 2008

Exhibit No.11  Partial Early Repurchase 14 November 2008

Exhibit No.12  Full Early Repurchase 14 November 2008

Exhibit No.13  Full Early Repurchase 14 November 2008

Exhibit No 14  Full Early Redemption 14 November 2008

Exhibit No.15  Partial Early Repurchase 17 November 2008

Exhibit No.16  FRN Variable Rate Fix 17 November 2008

Exhibit No.17  FRN Variable Rate Fix 17 November 2008

Exhibit No.18  Full Early Repurchase 19 November 2008

Exhibit No.19  Full Early Repurchase 20 November 2008

Exhibit No.20  FRN Variable Rate Fix 21 November 2008

Exhibit No.21  Full Early Redemption 24 November 2008

Exhibit No.22  General Meeting Resolutions 24 November 2008

Exhibit No.23  Partial Early Repurchase 26 November 2008

Exhibit No.24  Partial Early Repurchase 26 November 2008

Exhibit No.25  Partial Early Repurchase 26 November 2008

Exhibit No.26  Additional Listing 27 November 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: December 01, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: December 01, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No.1
Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 13,000,000 Ordinary shares of 25p each under the Barclays SAYE Share Option Scheme, to trade on The London Stock Exchange and to be admitted to The Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exhibit No.2

    Please be advised the following issue has been repurchased for EUR 6,350,000 on 31/10/08
    Issue: Barclays Bank plc - Series: 2007-CK - ISIN: XS0326034591 - Maturity Date: 12/10/12 - O/S Nominal EUR 30,100,000
    The outstanding balance will therefore be EUR 23,750,000
    Please amend your records accordingly.

Exhibit No.3

Barclays PLC

Notice of General Meeting
In compliance with Listing Rule 9.6.1
, Barclays PLC
has today submitted
to the UK Listing Authority
two copies of each of the documents listed below:

1. Circular to Shareholders , including a Notice of General Meeting
2. Proxy form for the General Meeting

Copies of the above documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary

Wharf
London
E14 5HS

The Circular is being posted to shareholders
today and

it

will shortly be

available on
our

website,
www.barclays.com/investorrelations

7 November
 2008

Exhibit No.4

    Please be advised the following issue has been repurchased for SEK
    3,850,000 on 11 Nov 08
    Barclays - 6203 - XS0251194956 - Maturity Date - 24 Nov 08 - O/S Nominal
    -SEK 15,400,000
    The outstanding balance will therefore be SEK 11,550,000
    Please amend your records accordingly.

Exhibit No.5

    Please be advised the following issue has been repurchased for EUR
    10,000,000 on 30 Oct 08
    Barclays - 12024 - XS0348679175 - Maturity Date - 20 Feb 09 - O/S
    Nominal - EUR 988,000,000
    The outstanding balance will therefore be EUR 978,000,000
    Please amend your records accordingly.

 Exhibit No.6

Re:                                                                                             BARCLAYS BANK PLC.
                                                                                                 GBP 1,600,000,000.00
                                                                                                 MATURING: 16-Nov-2018
                                                                                                 ISIN: XS0398796895

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-Nov-2008 TO 16-Dec-2008 HAS BEEN FIXED AT 4.51 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Dec-2008 WILL AMOUNT TO:
GBP 216.32 PER GBP 50,000.00 DENOMINATION

 Exhibit No.7

Re:                                                                                             BARCLAYS BANK PLC.
                                                                                                 GBP 2,000,000,000.00
                                                                                                 MATURING: 16-May-2018
                                                                                                 ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-Nov-2008 TO 16-Dec-2008 HAS BEEN FIXED AT 4.51 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Dec-2008 WILL AMOUNT TO:
GBP 216.32 PER GBP 50,000.00 DENOMINATION

 Exhibit No.8

Re:                                                                                             BARCLAYS BANK PLC.
                                                                                                 GBP 1000000000
                                                                                                 MATURING: 16-May-2019
                                                                                                 ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-Nov-2008 TO 16-Dec-2008 HAS BEEN FIXED AT 4.511720 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Dec-2008 WILL AMOUNT TO:
GBP 216.32 PER GBP 50000 DENOMINATION

 Exhibit No.9

Re:                                                                                               BARCLAYS BANK PLC.
                                                                                                   EUR 1116000000
                                                                                                   MATURING: 16-May-2019
                                                                                                   ISIN: XS0398798834

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-Nov-2008 TO 16-Dec-2009 HAS BEEN FIXED AT 4.656000 PCT

DAY BASIS: ACTUAL/360

INTEREST PAYABLE VALUE 16-Dec-2009 WILL AMOUNT TO:
EUR 2586.67 PER EUR 50000 DENOMINATION

Exhibit No.10

 As Agent Bank, please be advised of the following rate determined                                         on: 13-Nov-2008
Issue                                                           ¦ Barclays Bank Plc
                                                                      USD 600,000,000.00 Junior Undated FRN Due
ISIN Number                                              ¦ GB0000784164
Common Code / 144A ISIN                    ¦
Issue Nomin USD                                     ¦ 600,000,000.00
Period                                                        ¦ 17-Nov-2008 to 18-May-2009                                    Payment Date 18-May-2009
Number of Days                                        ¦ 182
Rate                                                            ¦ 2.875
Denomination USD                                   ¦ 5,000.00              ¦ 50,000.00                                     ¦

Amount Payable per Denomination        ¦ 72.67                    ¦ 726.70                                          ¦

Bank of New York
Rate Fix Desk                                                                           Telephone                                      ¦ 44 1202 689580
Corporate Trust Services                                                        Facsimile                                       ¦ 44 1202 689601

Exhibit No.11

    Please be advised the following issue has been repurchased for EUR
    800,000 on 17 Nov 08
    Barclays - 12024 - XS0348679175 - Maturity Date - 20 Feb 09 - O/S
    Nominal-EUR 978,000,000
    The outstanding balance will therefore be EUR 977,200,000
    Please amend your records accordingly.

Exhibit No.12

    Please be advised the following issue has been repurchased for USD
    4,000,000 on 14 Nov 08
    Barclays - SN12760 - XS0363947572 - Maturity Date - 14 Nov 08 - O/S
    Nominal - USD 4,000,000
    The outstanding balance will therefore be ZERO
    Please amend your records accordingly.

Exhibit No.13

    Please be advised the following issue has been repurchased for USD
    4,000,000 on 14 Nov 08
    Barclays - SN12760 - XS0363947572 - Maturity Date - 14 Nov 08 - O/S
    Nominal - USD 4,000,000
    The outstanding balance will therefore be ZERO
    Please amend your records accordingly.

Exhibit No.14

     Please be advised the following issue has been repurchased for EUR
    800,000 on 17 Nov 08
    Barclays - 12024 - XS0348679175 - Maturity Date - 20 Feb 09 - O/S
    Nominal-EUR 978,000,000
    The outstanding balance will therefore be EUR 977,200,000
    Please amend your records accordingly.

Exhibit No.15

    Please be advised the following issue has been repurchased for EUR
    6,028,000 on 17 Nov 08
    Barclays - 8720 - XS0294908131 - Maturity Date - 20 Nov 08 - O/S Nominal
    - EUR 30,000,000
    The outstanding balance will therefore be EUR 23,972,000
    Please amend your records accordingly.

Exhibit No.16

 Re:                                                                                              BARCLAYS BANK PLC.
                                                                                                     GBP
1,000,000,000.00
                                                                                                     MATURING:
16-Dec-2011
                                                                                                     ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD  17-Nov-2008 TO 16-Dec-2008 HAS BEEN FIXED AT 4.117500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Dec-2008 WILL AMOUNT TO:  GBP 163.57 PER GBP 50,000.00 DENOMINATION

Exhibit No.17

Re:                                                                                                 BARCLAYS BANK PLC.
                                                                                                     GBP
1,000,000,000.00
                                                                                                     MATURING:
16-Dec-2011
                                                                                                     ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Nov-2008 TO 16-Dec-2008 HAS BEEN FIXED AT 4.117500 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Dec-2008 WILL AMOUNT TO:
GBP 163.57 PER GBP 50,000.00 DENOMINATION

Exhibit No.18

     Please be advised the following issue has been repurchased for EUR 3,000,000 on 19/11/08
     Barclays Bank plc - 11475 - XS0335454871 - 21/12/17-O/S NOM EUR 3,000,000
    The outstanding balance will therefore be EUR 0
    Please amend your records accordingly.

Exhibit No.19

     Please be advised the following issue has been called due to early redemption on 20 November 2008
     Barclays Bank. - ISIN GB00B18P3N74 - Maturity Date 22 Oct 2009 - O/S Nominal 17,200 Warrants
    The outstanding balance will therefore be Zero
    Please amend your records accordingly.

Exhibit No.20

As Agent Bank, please be advised of the following rate determined                                                  on: 21-Nov-2008
Issue                                                                  ¦ Barclays Bank Plc - Series 151
                                                                            USD 1,500,000,000.00 Callable Subordinated FRN Due 2015
ISIN Number                                                     ¦ XS0213053910
Common Code / 144A ISIN                            ¦
Issue Nomin USD                                            ¦ 1,500,000,000.00
Period                                                               ¦ 25-Nov-2008 to 25-Feb-2009                   Payment Date 25-Feb-2009
Number of Days                                               ¦ 92
Rate                                                                   ¦ 2.3575
Denomination USD                                          ¦ 1,000.00                ¦ 10,000.00                        ¦ 100,000.00

Amount Payable per                                        ¦ 6.02                    ¦ Pok60.25                         ¦ 602.47
Denomination

Bank of New York
Rate Fix Desk                                                    Telephone            ¦ 44 1202 689580
Corporate Trust Services                                  Facsimile            ¦ 44 1202 689601

Exhibit No.21

     Please be advised the following issue has been called due to early redemption on 04 December 2008
     Barclays - Series 11383 - XS0333453305 - Maturity Date 04 December 2017 - O/S Nominal EUR 1,000,000
    The outstanding balance will therefore be Zero
    Please amend your records accordingly.

Exhibit No.22

24 November
 2008

Barclays PLC

Barclays PLC announces that, in accordance with the provisions of paragraph 9.
6.2
 of the Listing Rules, copies of resolutions passed at its General Meeting held on Monday 24 November
 2008, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary
 Wharf
London
E14 5HS

Exhibit No.23
     Please be advised the following issue has been repurchased for EUR 335,000 on 24/11/08
     Barclays BK PLC - SN12736- XS0363724609 - 14/05/10 -O/S NOM EUR 2,870,000
    The outstanding balance will therefore be EUR 2,535,000
    Please amend your records accordingly.

Exhibit No.24

     Please be advised the following issue has been repurchased for GBP 50,000 on 24/11/08
     Barclays BK PLC - S420- XS0337387905 - 04/01/10 -O/S NOM GBP 7,787,000
    The outstanding balance will therefore be GBP 2,737,000
    Please amend your records accordingly.

Exhibit No.25

     Please be advised the following issue has been repurchased for EUR 100,000 on 24/11/08
     Barclays BK PLC - SN13326- XS0369293674 - 14/06/10 -O/S NOM EUR 2,290,000
    The outstanding balance will therefore be EUR 2,190,000
    Please amend your records accordingly.

Exhibit No.26

Applications have been made to The UK Listing Authority and The London Stock Exchange for block listings totalling 4,159,167,570 Ordinary shares of 25p each to trade on The London Stock Exchange and to be admitted to The Official List.

The Block listings consist of 2,642,292,334 Ordinary shares to be issued upon conversion of the Mandatorily Convertible Notes and 1,516,875,236 shares to be issued upon the exercise of Warrants.

Admission of these shares is expected to commence on 28 November 2008.